Filed Pursuant to Rule 424(b)(3)
Registration No. 333-280059
BLACKSTONE REAL ESTATE INCOME TRUST, INC.
SUPPLEMENT NO. 7 DATED OCTOBER 22 2026
TO THE PROSPECTUS DATED APRIL 17, 2026

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Blackstone Real Estate Income Trust, Inc., dated April 17, 2026 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the “Company”, “BREIT,” “we,” “us,” or “our” refer to Blackstone Real Estate Income Trust, Inc. and its subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:
•to provide an update to BREIT’s portfolio;
•to disclose the transaction price for each class of our common stock as of November 1, 2026;
•to disclose the calculation of our September 30, 2026 NAV per share for all share classes; and
•to provide an update on the status of our current public offering (the “Offering”)

Portfolio Update

For the month ended September 30, 2026, BREIT’s Class I NAV per share was $14.65 and Class I total return was 0.1% (not annualized).1

During the nine months ended September 30, 2026, BREIT deployed $9.1 billion (at BREIT’s share) into the development of data centers through its QTS platform. This represents a 129% increase over the $4.0 billion deployed during the nine months ended September 30, 2025. These data center developments are 100% pre-leased, in substantially all cases to investment grade tenants.

On or around November 3, 2026, the Company expects to publish its Q3 2026 Update for stockholders, which will be available on its website at www.breit.com. This web link is provided for convenience only, and the contents of the piece or the website are not incorporated by reference in or otherwise a part of this prospectus.

November 1, 2026 Transaction Price
We are offering to the public four classes of shares of our common stock, Class I shares, Class S-2 shares, Class D-2 shares and Class T-2 shares in our primary offering and seven classes of shares of our common stock, Class I shares, Class S-2 shares, Class D-2 shares, Class T-2 shares, Class S shares, Class D shares and Class T shares pursuant to our distribution reinvestment plan. For the avoidance of doubt, Class S shares, Class D shares and Class T shares are only available to existing holders of such classes pursuant to our distribution reinvestment plan. The differences among the share classes relate to upfront selling commissions, dealer manager fees and ongoing stockholder servicing fees and limits thereon. No upfront selling commissions, dealer manager fees or stockholder servicing fees are paid with respect to Class I shares, and no upfront selling commissions or dealer manager fees are paid with respect to purchases of shares of any class sold pursuant to our distribution reinvestment plan. See “Description of Capital Stock” and “Plan of Distribution” in the Prospectus for a discussion of the differences between our Class I, Class S-2, Class D-2, Class T-2, Class S, Class D and Class T shares.
The transaction price for each share class of our common stock for subscriptions accepted as of November 1, 2026 (and repurchases as of October 31, 2026) is as follows:

Transaction Price (per share)
Class I	$14.6488
Class S-2	$14.6361
Class D-2	$14.2684
Class T-2	$14.3804
The November 1 transaction price for each of our share classes is equal to such class’s NAV per share as of September 30, 2026. A detailed calculation of the NAV per share for each of our share classes is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class.
1 BREIT’s Class S-2 NAV per share was $14.64, Class D-2 NAV per share was $14.27, and Class T-2 NAV per share was $14.38. BREIT’s Class S-2 total return was 0.1%, Class D-2 total return was 0.1%, and Class T-2 total return was 0.1% for September 2026.

September 30, 2026 NAV per Share
We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.breit.com and is made available on our toll-free, automated telephone line at (844) 702-1299. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. The Adviser is ultimately responsible for determining our NAV. All our property investments are appraised annually by third party appraisal firms in accordance with our valuation guidelines. Transactions or events have occurred since September 30, 2026 that could have a material impact on our NAV per share, upon which our transaction price is based. We have included a breakdown of the components of total NAV and NAV per share for September 30, 2026 along with the immediately preceding month.

Our total NAV presented in the following tables includes the NAV of our Class I, Class S, Class S-2, Class D, Class D-2, Class T, Class T-2, Class C, and Class L common stockholders, as well as partnership interests of BREIT Operating Partnership held by parties other than the Company. The following table provides a breakdown of the major components of our total NAV as of September 30, 2026 ($ and shares in thousands):

Components of NAV	September 30, 2026
Investments in real estate(1)	$88,636,059
Investments in real estate debt	4,942,203
Investments in unconsolidated entities(2)	23,189,872
Cash and cash equivalents	1,409,420
Restricted cash	785,758
Other assets	3,647,952
Mortgage notes, term loans, and revolving credit facilities, net	(52,847,102)
Secured financings on investments in real estate debt	(2,855,117)
Subscriptions received in advance	(209,848)
Other liabilities	(3,022,675)
Accrued performance participation allocation	(163,016)
Management fee payable	(60,562)
Accrued stockholder servicing fees(3)	(12,562)
Non-controlling interests in consolidated subsidiaries(4)	(5,698,257)
Net asset value	$57,742,125
Number of outstanding shares/units	3,938,430
_____________
(1)Investments in real estate reflects the entire value of our consolidated real estate properties, including the $77.9 billion allocable to us and $10.7 billion allocable to third-party joint venture interests in such investments as of September 30, 2026.
(2)Investments in unconsolidated entities reflects the value of our net equity investment in entities we do not consolidate. As of September 30, 2026, our allocable share of the gross real estate asset value held by such entities was $48.2 billion.
(3)Stockholder servicing fees only apply to Class S, Class S-2, Class D, Class D-2, Class T, and Class T-2 shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under accounting principles generally accepted in the United States of America (“GAAP”), we accrue an estimate of the future cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class S-2, Class D, Class D-2, Class T, and Class T-2 shares. As of September 30, 2026, the Company has accrued under GAAP $0.6 billion of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class S-2, Class D, Class D-2, Class T, and Class T-2 shares sold. The Dealer Manager does not retain any of these fees, all of which are retained by, or re-allowed (paid) to, participating broker-dealers.
(4)Includes $265.2 million of net offering proceeds raised through the DST Program as of September 30, 2026.

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of September 30, 2026 ($ and shares/units in thousands, except per share/unit data):

Share Class/Unit	Net asset value	Number of outstanding shares/units	NAV Per Share/Unit as of September 30, 2026
Class I Shares	$32,265,815	2,202,624	$14.6488
Class S Shares	16,120,096	1,101,393	14.6361
Class S-2 Shares	991,112	67,717	14.6361
Class D Shares	1,279,472	89,672	14.2684
Class D-2 Shares	119,123	8,349	14.2684
Class T Shares	379,754	26,408	14.3804
Class T-2 Shares	10,234	712	14.3804
Class C Shares	678,200	38,962	17.4067
Class L Shares	211,028	14,350	14.7062
Third Party Operating Partnership Units(1)	5,687,291	388,243	14.6488
Total	$57,742,125	3,938,430
_____________
(1)Includes the partnership interests of BREIT Operating Partnership held by BREIT Special Limited Partner, Class B unit holders, and other BREIT Operating Partnership interests held by parties other than the Company.
Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the September 30, 2026 valuations, based on property types.

Property Type	Discount Rate	Exit Capitalization Rate
Rental Housing	7.2%	5.4%
Industrial	7.5%	5.5%
Net Lease	6.9%	5.7%
Hospitality	10.9%	9.3%
Data Centers	8.9%	6.5%
Office	8.1%	5.6%
Retail	7.9%	6.3%

These assumptions are determined by the Adviser, and reviewed by our independent valuation advisor. A change in these assumptions or factors would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

		Rental				Data
		Housing	Industrial	Net Lease	Hospitality	Centers	Office	Retail
	Hypothetical	Investment	Investment	Investment	Investment	Investment	Investment	Investment
Input	Change	Values	Values	Values	Values	Values	Values	Values
Discount Rate	0.25% decrease	+1.8%	+2.0%	+1.8%	+1.6%	+0.8%	+1.9%	+1.9%
(weighted average)	0.25% increase	(1.8)%	(1.9)%	(1.8)%	(1.6)%	(0.7)%	(1.9)%	(1.7)%
Exit Capitalization Rate	0.25% decrease	+2.9%	+3.4%	+2.6%	+1.4%	+0.9%	+3.2%	+2.4%
(weighted average)	0.25% increase	(2.6)%	(3.1)%	(2.4)%	(1.3)%	(0.8)%	(2.9)%	(2.2)%

Our total NAV presented in the following tables includes the NAV of our Class I, Class S, Class S-2, Class D, Class D-2, Class T, Class T-2, and Class C common stockholders, as well as partnership interests of BREIT Operating Partnership held by parties other than the Company. The following table provides a breakdown of the major components of our total NAV as of August 31, 2026 ($ and shares in thousands):

Components of NAV	August 31, 2026
Investments in real estate(1)	$89,373,261
Investments in real estate debt	4,816,390
Investments in unconsolidated entities(2)	22,844,861
Cash and cash equivalents	1,519,723
Restricted cash	777,611
Other assets	3,484,849
Mortgage notes, term loans, and revolving credit facilities, net	(53,341,478)
Secured financings on investments in real estate debt	(2,964,025)
Subscriptions received in advance	(156,414)
Other liabilities	(2,701,337)
Accrued performance participation allocation	(152,094)
Management fee payable	(60,539)
Accrued stockholder servicing fees(3)	(13,073)
Non-controlling interests in consolidated subsidiaries(4)	(5,697,415)
Net asset value	$57,730,320
Number of outstanding shares/units	3,927,992
__________
(1)Investments in real estate reflects the entire value of our consolidated real estate properties, including the $78.6 billion allocable to us and $10.8 billion allocable to third-party joint venture interests in such investments as of August 31, 2026.
(2)Investments in unconsolidated entities reflects the value of our net equity investment in entities we do not consolidate. As of August 31, 2026, our allocable share of the gross real estate asset value held by such entities was $48.2 billion.
(3)Stockholder servicing fees only apply to Class S, Class S-2, Class D, Class D-2, Class T, and Class T-2 shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under GAAP, we accrue an estimate of the future cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class S-2, Class D, Class D-2, Class T, and Class T-2 shares. As of August 31, 2026, the Company has accrued under GAAP $0.6 billion of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class S-2, Class D, Class D-2, Class T, and Class T-2 shares sold. The Dealer Manager does not retain any of these fees, all of which are retained by, or re-allowed (paid) to, participating broker-dealers.
(4)Includes $230.8 million of net offering proceeds raised through the DST Program as of August 31, 2026.

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of August 31, 2026 ($ and shares/units in thousands, except per share/unit data):

Share Class/Unit	Net asset value	Number of outstanding shares/units	NAV Per Share/Unit as of August 31, 2026
Class I Shares	$32,174,812	2,191,006	$14.6850
Class S Shares	16,299,833	1,110,931	14.6722
Class S-2 Shares	929,779	63,370	14.6722
Class D Shares	1,292,083	90,323	14.3051
Class D-2 Shares	113,925	7,964	14.3051
Class T Shares	388,665	26,959	14.4170
Class T-2 Shares	8,293	575	14.4170
Class C Shares	688,057	39,580	17.3838
Class L Shares	211,063	14,320	14.7388
Third Party Operating Partnership Units(1)	5,623,810	382,964	14.6850
Total	$57,730,320	3,927,992
__________
(1)Includes the partnership interests of BREIT Operating Partnership held by BREIT Special Limited Partnership, Class B unit holders, and other BREIT Operating Partnership interests held by parties other than the Company.

Status of our Current Public Offering

We are currently offering on a continuous basis up to $60.0 billion in shares of common stock, consisting of up to $48.0 billion in shares in our primary offering and up to $12.0 billion in shares pursuant to our distribution reinvestment plan. As of the date of this Supplement, we had issued and sold in the Offering (i) 159,681,227 shares of our common stock (consisting of 104,163,369 Class I Shares, 46,219,048 Class S-2 Shares, 8,312,470 Class D-2 Shares, and 986,340 Class T-2 Shares) in the primary offering for total proceeds of $2.3 billion and (ii) 63,209,310 shares of our common stock (consisting of 37,748,869 Class I Shares, 21,297,710 Class S Shares, 343,119 Class S-2 Shares, 2,653,595 Class D Shares, 106,796 Class D-2 Shares, 1,049,577 Class T Shares, and 9,644 Class T-2 Shares) pursuant to our distribution reinvestment plan for a total value of $0.9 billion. As of September 30, 2026, our aggregate NAV was $57.7 billion. We intend to continue selling shares in the Offering on a monthly basis.